WIKE CORP.
Via Arno, 8, 40139 Bologna, Italy
Tel. 003-907-341980011
Email: wikecorp@gmail.com


June 27, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


Attention: Mr. Justin Dobbie
           Legal Branch Chief?Office of Transportation and Leisure

Re: Acceleration Request of Wike Corp.
    Form S-1 Registration Statement (File No. 333-209903)

To Whom It May Concern:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Wednesday, June 29, 2016 at 10:00 a.m. Eastern Time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

     * Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please to contact me, Corina Safaler at +3907341980011 if you require further information or documentation regarding this matter.

                                     Sincerely,
                                     Wike Corp.


                                     By: /s/ Corina Safaler
                                        ----------------------------------------
                                        Corina Safaler
                                        Chief Executive Officer and
                                        President of Wike Corp.